June 11, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Attn:	Mr. O’Leary and Ms. Sawicki

Re:	iSpecimen Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 23, 2025 File No. 333-286958

Dear Mr. O’Leary and Ms. Sawicki:

On behalf of iSpecimen Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated June 9, 2025 with respect to the Company’s filing on May 23, 2025 of Amendment No.1 to the Registration Statement on Form S-1 (the “S-1/A”) as noted above. On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 2 to the S-1/A (the “Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the S-1/A.

Amendment No. 1 to Registration Statement on Form S-1 filed May 23, 2025

Prospectus Summary, page 1

1. We note your revisions in response to prior comment 1. We reissue in part. For the agreement with Sales Stack Solutions Corp., filed as Exhibit 10.46, please expand your disclosure here to provide the material terms of this agreement, including the aggregate milestone payments due under the agreement, and state whether any milestones have been met. We note Exhibit 10.46 states that the aggregate consideration payable to Sales Stack Solutions Corp. is $2,400,000. Additionally, please expand your disclosure here to provide the material terms of the agreement with IR Agency LLC, filed as Exhibit 10.45, including the term, termination provisions and extension provision. We also note that Exhibit 10.45 states that the aggregate consideration payable to IR Agency LLC is $1,000,000, but this registration statement on Form S-1 states that $1,500,000 of the net proceeds will be paid to IR Agency. Please reconcile these two figures.

RESPONSE: The Company has revised the disclosure in Amendment No. 2 to address the Staff’s comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel, Ross D. Carmel, Esq., of Sichenzia Ross Ference Carmel LLP, at rcarmel@srf.law or 646-838-1310.

Sincerely,

/s/ Robert Bradley Lim, Esq.
Robert Bradley Lim, Esq. Chief Executive Officer
iSpecimen Inc.

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